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                              LIST OF SUBSIDIARIES

         Bone-Dry Enterprises, Inc., is incorporated in the state of Georgia, and operates under the following tradenames: Andrews Environmental, Bone-Dry Enterprises and Quality Plumbing and Septic.

         SanTi Group of Florida, Inc. is incorporated in the state of Georgia, and operates under the following tradenames: Brownie Environmental Services, Grease-Tec and A Rapid Rooter Sewer and Drain.

         SanTi Group of Pennsylvania, Inc. is incorporated in the state of Georgia, and operates under the following tradenames: Ferrero Wastewater Management and Eldredge Wastewater Management.

         SanTi Group of New York, Inc. is incorporated in Georgia, and operates under the following tradenames: RGM Liquid Waste Removal and Devito Environmental.

         Nutrecon, Inc. is incorporated in Pennslyvania.